MDS Inc. Holdings in Evolved Digital Systems Inc.

Toronto, October 1, 2004. MDS Inc. (TSX: MDS; NYSE: MDZ) announced today that it has entered into an agreement with Dennis Wood Holdings Inc. ("Wood Holdings") granting an irrevocable option to Wood Holdings to acquire all of the 11,914,914 common shares (the "Option Shares") of Evolved Digital Systems Inc. (TSX: EVD; "Evolved") owned by MDS, representing, to MDS' knowledge, approximately 19.9% of the issued and outstanding common shares of Evolved, at a price of $1.50 per share. The option is only effective if Wood Holdings obtains third party financing for Evolved by November 15, 2004 in an amount of not less than US$5 million. The option expires on September 30, 2006.

Pending exercise of the option, MDS will have the right to receive all dividends and other distributions declared or paid on the Option Shares, but has granted to Wood Holdings the right to vote the Option Shares at all meetings of shareholders. MDS retains the right to sell the Option Shares during the option period but has granted Wood Holdings a right of first refusal.

About MDS

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com (TSX: MDS; NYSE: MDZ) or by calling 1-888-MDS-7222, 24 hours a day.

About Evolved

With over 110 customer locations across North America, Evolved has become a leading healthcare technology solutions company. Its services and enabling technologies transform hospital and clinic imaging departments from manual to digital-based systems, improving efficiency, turnaround time, and patient care. Evolved is a publicly traded company listed on the Toronto Stock Exchange. Corporate headquarters are based in Laval, Quebec. U.S. offices are located in Brentwood, Tennessee.

For further MDS information contact:

Investor Relations:
Sharon Mathers
Vice-President, Investor Relations
416-675-6777 x2695
smathers@mdsintl.com

Media Relations:
Naomi Nemeth
Director, Global External Communications
416-213-4692
nnemeth@mdsintl.com